Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142404 on Form S-8 of our report dated August 31, 2009 relating to the consolidated financial statements of Super Micro Computer, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of Statement of Financial Accounting Standards No. 109, effective July 1, 2007 and significant related party transactions) and our report dated August 31, 2009 relating to the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2009.

/s/ Deloitte & Touche LLP

San Jose, California

August 31, 2009